Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Tel. 212.407.4000 Fax 212.407.4990

November 10, 2022

Via Email and EDGAR

Jan Woo

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CLPS Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed on October 12, 2022
Commission File No. 333-266951

Dear Ms. Woo:

This letter is submitted on behalf of CLPS Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Registration Statement (the “Amendment No. 1”) as set forth in the Staff comment letter dated October 26, 2022 addressed to Mr. Raymond Ming Hui Lin, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Cover Page

1. Please disclose on the cover page that your auditor, Ernst & Young Hua Ming LLP, is subject to the determinations announced by the PCAOB on December 16, 2021. Disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Discuss the Statement of Protocol and that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 2 and has included cross references to relevant paragraphs under “Risk Factor,” specifically under the headings “The Holding Foreign Companies Accountable Act could result in delisting of our common stock from Nasdaq Capital Market and lack of a readily available market for our common stock” and “There are uncertainties with respect to regulatory cooperation between PCAOB and Chinese regulators under the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022.”

2. We note your response to prior comment 2 and we reissue it in part. Please disclose on the cover page the legal and operational risks associated with being based in or having the majority of your operations in China. Also, include the information you provide in your response to prior comment 2 on the prospectus cover page.

RESPONSE:	The Company has updated the cover page of Amendment No. 2 in response to Staff’s comment to Amendment No. 1.

3. We note your response to prior comment 3 regarding how cash is transferred through your organization. Please include the information from your response on the cover page and in the prospectus summary.

RESPONSE:	The Company has updated the cover page and summary pages of Amendment No. 2 in response to Staff’s comment to Amendment No. 1.

Summary, page 4

4. We note your response to prior comment 4 regarding permissions or approvals. Please include the information in the prospectus summary.

RESPONSE:	The Company has updated the summary pages of Amendment No. 2 in response to Staff’s comment to Amendment No. 1.

Please call James Zhang of Loeb & Loeb LLP at (347) 601-8154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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